FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September, 2004

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS

Item

1.	Letter addressed to The Stock Exchange, Mumbai
2.	Notice of Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Dated: September 22, 2004	By:	/s/ Nilesh Trivedi

Name: Title:	Nilesh Trivedi Assistant Company Secretary

Item 1

September 21, 2004

Mr. Sanjay Golecha
General Manager – Department of Corporate Services
The Stock Exchange,Mumbai
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Dear Sir,

Tenth Annual General Meeting

The Tenth Annual General Meeting (AGM) of the Members of ICICI Bank Limited was held on September 20, 2004 at Vadodara. All the items as contained in the Notice of AGM dated July 23, 2004 have been approved by the requisite majority. A copy of the Notice is enclosed for your reference.

We have to also inform you that as Dr. Satish C. Jha, Director of the ICICI Bank did not seek re-election at the Annual General Meeting held on September 20, 2004, he has ceased to be a Director of ICICI Bank effective September 20, 2004.

We note to forward you the minutes of the AGM at the earliest.

Yours faithfully,

Nilesh Trivedi

Encl. :a/a.

Item 2

NOTICE is hereby given that the Tenth Annual General Meeting of the Members of ICICI Bank Limited (the Company) will be held on Monday, September 20, 2004 at 2.00 p.m. at Professor Chandravadan Mehta Auditorium, General Education Centre, Opposite D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390 002, to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the audited Profit and Loss Account for the financial year ended March 31, 2004 and Balance Sheet as at that date together with the Reports of the Directors and Auditors.

2.	To declare dividend on preference shares.

3.	To declare dividend on equity shares.

4.	To appoint a director in place of Mr. Uday M. Chitale, who retires by rotation and, being eligible, offers himself for re-appointment.

5.	To appoint a director in place of Mr. L.N. Mittal, who retires by rotation and, being eligible, offers himself for re-appointment.

6.	To appoint a director in place of Mr. P.M. Sinha, who retires by rotation and, being eligible, offers himself for re-appointment.

7.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. S.B. Mathur, in respect of whom the Company has received notices in writing along with a deposit of Rs.500 for each notice, from some of its Members proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be and is hereby appointed a Director of the Company liable to retire by rotation in place of Dr. Satish C. Jha, who retires by rotation.

8.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Sections 224, 225 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, S.R. Batliboi & Co., Chartered Accountants, be appointed as statutory auditors of the Company, to hold office from the conclusion of this Meeting until the conclusion of the next Annual General Meeting of the Company, on a remuneration (including terms of payment) to be fixed by the Board of Directors of the Company, based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit of the accounts of the Company for the year ending March 31, 2005.

9.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956 and the Banking Regulation Act, 1949, the Board of Directors of the Company be and is hereby authorised to appoint branch auditors, as and when required, in consultation with the statutory auditors, to audit the accounts in respect of the Company’s branches/offices in India and abroad and to fix their remuneration (including terms of payment), based on the recommendation of the Audit Committee, plus service tax and such other tax(es), as may be applicable, and reimbursement of all out-of-pocket expenses in connection with the audit.

SPECIAL BUSINESS

10.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that Mr. V. Prem Watsa, in respect of whom the Company has received notices in writing along with a deposit of Rs.500 for each notice, from some of its Members proposing him as a candidate for the office of director under the provisions of Section 257 of the Companies Act, 1956, and who is eligible for appointment to the office of director, be and is hereby appointed a Director of the Company liable to retire by rotation.

11.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that, in partial modification of the Resolution passed by the Members at their Eighth Annual General Meeting (AGM) held on September 16, 2002, vide Item No.13 of the Notice convening that Meeting, relating to the appointment and payment of remuneration to Mr. K.V. Kamath as the Managing Director & CEO, the salary range of Mr. K.V. Kamath, effective April 1, 2004, be revised to Rs.600,000 - Rs.1,050,000 per month and the performance bonus to be paid to him be modified from 100% of the annual salary to the average percentage of performance bonus paid to the employees, subject to such approvals as may be required, other terms and conditions of the appointment remaining the same.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Mr. K.V. Kamath, within the terms approved by the Members at their AGM held on September 16, 2002, revised and modified as above, subject to such approvals as may be required.

12.

To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that, in partial modification of the Resolution passed by the Members at their Extraordinary General Meeting (EGM) held on March 12, 2004, vide Item No.2 of the Notice convening that Meeting, relating to the re-appointment of Ms. Lalita D. Gupte as the Joint Managing Director, the salary range of Ms. Lalita D. Gupte, effective April 1, 2004, be revised to Rs.400,000 - Rs.900,000 per month and the performance bonus to be paid to her be modified from 100% of the annual salary to the average percentage of performance bonus paid to the employees, subject to such approvals as may be required, other terms and conditions of the re-appointment remaining the same.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Lalita D. Gupte, within the terms approved by the Members at their EGM held on March 12, 2004, revised and modified as above, subject to such approvals as may be required.

13.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that, in partial modification of the Resolution passed by the Members at their Eighth Annual General Meeting (AGM) held on September 16, 2002, vide Item No.17 of the Notice convening that Meeting, relating to the appointment and payment of remuneration to Ms. Kalpana Morparia as the Executive Director (since elevated as the Deputy Managing Director effective February 1, 2004), the salary range of Ms. Kalpana Morparia, effective April 1, 2004, be revised to Rs.300,000 - Rs.900,000 per month and the performance bonus to be paid to her be modified from 100% of the annual salary to the average percentage of performance bonus paid to the employees, subject to such approvals as may be required, other terms and conditions of the appointment remaining the same.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Kalpana Morparia, within the terms approved by the Members at their AGM held on September 16, 2002, revised and modified as above, subject to such approvals as may be required.

14.

To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution:

RESOLVED that, in partial modification of the Resolution passed by the Members at their Eighth Annual General Meeting (AGM) held on September 16, 2002, vide Item No.20 of the Notice convening that Meeting, relating to the payment of remuneration to Ms. Chanda D. Kochhar as the Executive Director, the salary range of Ms. Chanda D. Kochhar, effective April 1, 2004, be revised to Rs.200,000 - Rs.500,000 per month and the performance bonus to be paid to her be modified from 100% of the annual salary to the average percentage of performance bonus paid to the employees, subject to such approvals as may be required, other terms and conditions of the appointment remaining the same.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Ms. Chanda D. Kochhar, within the terms approved by the Members at their AGM held on September 16, 2002, revised and modified as above, subject to such approvals as may be required.

15.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as an Ordinary Resolution: RESOLVED that, in partial modification of the Resolution passed by the Members at their Eighth Annual General Meeting (AGM) held on September 16, 2002, vide Item No.21 of the Notice convening that Meeting, relating to the payment of remuneration to Dr. Nachiket Mor as the Executive Director, the salary range of Dr. Nachiket Mor, effective April 1, 2004, be revised to Rs.200,000 - Rs.500,000 per month and the performance bonus to be paid to him be modified from 100%

2

of the annual salary to the average percentage of performance bonus paid to the employees, subject to such approvals as may be required, other terms and conditions of the appointment remaining the same.

RESOLVED FURTHER that the Board or any Committee thereof, be and is hereby authorised to decide the remuneration (salary, perquisites and bonus) payable to Dr. Nachiket Mor, within the terms approved by the Members at their AGM held on September 16, 2002, revised and modified as above, subject to such approvals as may be required.

16. To consider and, if thought fit, to pass, with or without modification, the following Resolution as a Special Resolution: RESOLVED that pursuant to the provisions of Section 81 and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment thereto or re-enactment thereof), and in accordance with the provisions of the Memorandum and Articles of Association of the Company and the regulations/guidelines, prescribed by Securities and Exchange Board of India or any other relevant authority, from time to time, to the extent applicable and subject to such approvals, consents, permissions and sanctions, as may be required, and subject to such conditions as may be prescribed by any of them while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Company (hereinafter referred to as “the Board”, which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution) is hereby authorised to accept, the Board be and is hereby authorised on behalf of the Company, to create, offer, issue and allot, to or for the benefit of such person(s) as are in the permanent employment and the Directors (including the wholetime Directors) of the Company, at any time, equity shares of the Company and/or warrants (whether attached to any security or not) with an option exercisable by the warrant-holder to subscribe for equity shares/equity linked securities and/or bonds, debentures, preference shares or other securities convertible into equity shares at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide prior to the issue and offer thereof, for, or which upon exercise or conversion could give rise to the issue of a number of equity shares not exceeding in aggregate (including any equity shares issued pursuant to the Resolution at Item No.17 of the Notice), five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of the grant of option(s) under ICICI Bank Employees Stock Option Scheme (ESOS), as placed at the Meeting.

RESOLVED FURTHER that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se as also with the then existing equity shares of the Company.

RESOLVED FURTHER that for the purpose of giving effect to any creation, offer, issue or allotment of equity shares or securities or instruments representing the same, as described above, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, and with power on behalf of the Company to settle all questions, difficulties or doubts that may arise in regard to such issue(s) or allotment(s) (including to amend or modify any of the terms of such issue or allotment), as it may, in its absolute discretion deem fit, without being required to seek any further consent or approval of the Members.

RESOLVED FURTHER that the Board be and is hereby authorised to vary or modify the terms of ESOS in accordance with any guidelines or regulations that may be issued, from time to time, by any appropriate authority unless such variation, modification or alteration is detrimental to the interests of the employees/Directors (including the wholetime Directors). RESOLVED FURTHER that the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors, or any one or more of the wholetime Directors of the Company.

17.	To consider and, if thought fit, to pass, with or without modification, the following Resolution as a Special Resolution:

RESOLVED that pursuant to the provisions of Section 81 and other applicable provisions, if any, of the Companies Act, 1956 (including any amendment thereto or re-enactment thereof), and in accordance with the provisions of the Memorandum and Articles of Association of the Company and the regulations/guidelines, prescribed by Securities and Exchange Board of India or any other relevant authority, from time to time, to the extent applicable and subject to such approvals, consents, permissions and sanctions, as may be required, and subject to such conditions as may be prescribed by any of them while granting such approvals, consents, permissions and sanctions, which the Board of Directors of the Company (hereinafter referred to as “the Board”, which term shall be deemed to include any Committee constituted/to be constituted by the Board to exercise its powers including the powers conferred by this Resolution) is hereby authorised to accept, the Board be and is hereby authorised on behalf of the Company, to create, offer, issue and allot, to or for the benefit of such person(s)

3

as are in the permanent employment and the Directors (including the wholetime Directors) of a subsidiary company and a holding company of the Company, at any time, equity shares of the Company and/or warrants (whether attached to any security or not) with an option exercisable by the warrant-holder to subscribe for equity shares/equity linked securities and/ or bonds, debentures, preference shares or other securities convertible into equity shares at such price, in such manner, during such period, in one or more tranches and on such terms and conditions as the Board may decide prior to the issue and offer thereof, for, or which upon exercise or conversion could give rise to the issue of a number of equity shares not exceeding in aggregate (including any equity shares issued pursuant to the Resolution at Item No.16 of the Notice), five per cent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of the grant of option(s) under ICICI Bank Employees Stock Option Scheme, as placed at the Meeting.

RESOLVED FURTHER that subject to the terms stated herein, the equity shares allotted pursuant to the aforesaid Resolution shall in all respects rank pari passu inter se as also with the then existing equity shares of the Company.

RESOLVED FURTHER that for the purpose of giving effect to any creation, offer, issue or allotment of equity shares or securities or instruments representing the same, as described above, the Board be and is hereby authorised on behalf of the Company to do all such acts, deeds, matters and things as it may, in its absolute discretion, deem necessary or desirable for such purpose, and with power on behalf of the Company to settle all questions, difficulties or doubts that may arise in regard to such issue(s) or allotment(s) (including to amend or modify any of the terms of such issue or allotment), as it may, in its absolute discretion deem fit, without being required to seek any further consent or approval of the Members.

RESOLVED FURTHER that the Board be and is hereby authorised to delegate all or any of the powers herein conferred to any Committee of Directors, or any one or more of the wholetime Directors of the Company.

NOTES:

a)	The relative Explanatory Statement pursuant to Section 173(2) of the Companies Act, 1956, in respect of each of the Item Nos.7 and 10 to 17 set out in the Notice is annexed hereto.

b)	A MEMBER ENTITLED TO ATTEND AND VOTE IS ENTITLED TO APPOINT A PROXY TO ATTEND AND, ON A POLL, TO VOTE INSTEAD OF HIMSELF. SUCH A PROXY NEED NOT BE A MEMBER OF THE COMPANY. PROXIES, IN ORDER TO BE VALID AND EFFECTIVE, MUST BE DELIVERED AT THE REGISTERED OR CORPORATE OFFICE OF THE COMPANY NOT LATER THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

c)	Members holding shares in physical form are requested to immediately notify change in their address, if any, to the Registrar and Transfer Agent of the Company namely, ICICl lnfotech Limited, Maratha Mandir Annexe, Dr. A. R. Nair Road, Mumbai Central, Mumbai 400 008, quoting their Folio Number(s). Members holding shares in electronic form may update such details with their respective Depository Participant(s).

d)	Members are requested to note that the Company’s shares are under compulsory demat trading for all investors. Members are, therefore, requested to dematerialise their shareholding to avoid inconvenience.

e)	The equity shares/bonds of the Company have been delisted from the stock exchanges at Chennai, Delhi, Kolkata and Vadodara. The equity shares/bonds will continue to be listed and traded on The Stock Exchange, Mumbai (BSE) and National Stock Exchange of India Limited (NSE).

f)

The Register of Members and the Share Transfer Book of the Company will remain closed from Saturday, September 4, 2004 to Monday, September 20, 2004 (both days inclusive).

Dividend for the year ended March 31, 2004, at Rs.7.50 per fully paid-up equity share, if declared at the Meeting, will be paid on and from Wednesday, September 22, 2004:

(i) to those Members, holding shares in physical form, whose names appear on the Register of Members of the Company, at the close of business hours on Monday, September 20, 2004, after giving effect to all valid transfers in physical form lodged with the Company and its Registrar and Transfer Agent on or before Friday, September 3, 2004; and

(ii) in respect of shares held in electronic form, on the basis of beneficial ownership as per the details furnished by National Securities Depository Limited (NSDL) and Central Depository Services (India) Limited (CDSL) at the close of business hours on Friday, September 3, 2004.

4

In terms of the directives of Securities and Exchange Board of India, shares issued by companies should rank pari passu in all respects, including dividend entitlement, and hence, the equity shares allotted/to be allotted by the Company during the period April 1, 2004 to September 3, 2004 under the ICICI Bank Employees Stock Option Scheme and the equity shares allotted under the public issue (including allotment under Green Shoe Option) in April/May 2004 will be entitled for full dividend that may be declared at the Meeting for the financial year ended March 31, 2004.

In terms of the Call Notice dated May 31, 2004, the holders of partly paid equity shares issued under the public issue in April 2004 were required to pay the call money on or before June 23, 2004. In terms of the provisions of Article 175 of the Articles of Association of the Company read with Section 93 of the Companies Act, 1956, dividend will be paid to the holders of equity shares on which calls are in arrears, in proportion to the amount of capital paid-up on each share as on September 3, 2004, being the date before the closure of the Register of Members and the Share Transfer Book of the Company.

g)	In order to avoid fraudulent encashment of dividend warrants, Members are requested to send to the Registrar and Transfer Agent of the Company, at the above mentioned address, on or before September 3, 2004, the information relating to the name and address of their banker, branch, PIN code and particulars of the bank account, under the signature of the Sole/First joint holder. This information will be printed on the dividend warrants.

h)

Pursuant to the provisions of Section 205A of the Companies Act, 1956, the amount of unclaimed dividend up to the financial year ended March 31, 1996 has been transferred to the General Revenue Account of the Central Government as required by the Companies Unpaid Dividend (Transfer to General Revenue Account of the Central Government) Rules, 1978.

Pursuant to the provisions of Section 205C of the Companies Act, 1956, the amount of dividend remaining unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Account of the Company is required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government and, thereafter, no payments shall be made by the Company or by the IEPF in respect of such amounts.

Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 1997 and subsequent years are requested to submit their claims to the Registrar and Transfer Agent of the Company without any delay.

i)	Members may avail of the nomination facility as provided under Section 109A of the Companies Act, 1956.

j)	Pursuant to the requirements on corporate governance under the listing agreements entered into with the stock exchanges, the information about the Directors proposed to be appointed/re-appointed is given in the Annexure to the Notice.

k)	Members desirous of getting any information about the accounts and operations of the Company are requested to write to the Company at least seven days before the date of the Meeting to enable the Company to keep the information ready at the Meeting.

l)	All the documents referred to in the Notice and Explanatory Statement will be available for inspection by the Members at the Registered and Corporate Office of the Company between 10.30 a.m. and 12.30 p.m. on all working days from the date hereof up to the date of the Meeting.

By Order of the Board JYOTIN MEHTA General Manager & Company Secretary

Mumbai, July 23, 2004

Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051

5

Item No.7
Although not strictly necessary, the Explanatory Statement is being given in respect of Item No.7 of the Notice. Mr. S.B. Mathur, who has been appointed as an additional Director under Section 260 of the Companies Act, 1956 effective January 29, 2004 holds office up to the date of the Tenth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company and is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received notices in writing along with a deposit of Rs.500 for each notice, from some of its Members signifying their intention to propose the candidature of Mr. S.B. Mathur for the office of director.

In terms of Reserve Bank of India’s Circular dated June 20, 2002 read with Circular dated September 9, 2002 with respect to the Report of the Consultative Group of Directors of Banks/Financial Institutions (Report of Dr. A.S. Ganguly Group), certain criteria are prescribed for appointment of directors on the board of directors of private sector banks. One of the criteria stipulates that the person to be appointed should be between 35 and 70 years of age. Dr. Satish C. Jha has completed 70 years of age on March 31, 2004. In view of the same, Dr. Satish C. Jha, who retires by rotation at this Meeting, does not seek re-appointment.

In view of the above, the Directors recommend the appointment of Mr. S.B. Mathur in place of Dr. Satish C. Jha.

Except Mr. S.B. Mathur, no Director is in any way concerned or interested in the Resolution at Item No.7 of the Notice.

Item No.10
Mr. V. Prem Watsa, who has been appointed as an additional Director under Section 260 of the Companies Act, 1956 effective January 29, 2004 holds office up to the date of the Tenth Annual General Meeting of the Company as provided under Article 135 of the Articles of Association of the Company and is eligible for appointment. In terms of Section 257 of the Companies Act, 1956, the Company has received notices in writing along with a deposit of Rs.500 for each notice, from some of its Members signifying their intention to propose the candidature of Mr. V. Prem Watsa for the office of director.

The Directors recommend the appointment of Mr. V. Prem Watsa.

Except Mr. V. Prem Watsa, no Director is in any way concerned or interested in the Resolution at Item No.10 of the Notice.

Item Nos.11 to 15
The Members had approved the remuneration of the wholetime Directors, from time to time, comprising salary and perquisites and bonus up to 100% of salary. Reserve Bank of India (RBI) has now issued guidelines stating that performance bonus to wholetime directors should not exceed average percentage of performance bonus paid to employees and board of directors may review the monthly remuneration in view of the same. Pursuant to RBI’s guidelines, the Board, at its Meeting held on April 30, 2004 had, based on the recommendations of the Board Governance & Remuneration Committee, approved, subject to the approval of RBI and the Members, re-alignment of the compensation structure for the wholetime Directors, with an increase in the basic salary requiring change in the salary ranges approved earlier, while restricting the performance bonus to the average percentage of performance bonus paid to the employees. RBI vide letters dated June 10, 2004 and July 7, 2004 had approved the payment of performance bonus to the wholetime Directors for FY2004 and monthly salary payable to them for FY2005, respectively.

The Directors recommend the adoption of the Resolutions at Item Nos.11 to 15 of the Notice, and if adopted, this Explanatory Statement together with the accompanying Notice, be treated as an abstract under Section 302 of the Companies Act, 1956.

No Director is in any way concerned or interested in the Resolutions at Item Nos.11 to 15 of the Notice except Mr. K.V. Kamath, Ms. Lalita D. Gupte, Ms. Kalpana Morparia, Ms. Chanda D. Kochhar and Dr. Nachiket Mor, to the extent of modification in the terms of their remuneration.

Item Nos.16 and 17
The Members, at their Extraordinary General Meeting held on February 21, 2000, had approved the grant of options to the employees and Directors (including the wholetime Directors) of the Company and its holding company/subsidiary companies, if any, under the ICICI Bank Employees Stock Option Scheme (ESOS). In terms of Clause 9 of the Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited, ESOS was amended to the effect that the aggregate of all options granted under ESOS shall not exceed 5% of the aggregate of the number of issued equity shares of the Company after coming into effect of the amalgamation.

After the amalgamation, the issued equity share capital of the Company was Rs.6,130,314,040 divided into 613,031,404 equity shares of Rs.10 each. As such, the maximum number of options that could be granted under ESOS is 30,651,570, of which, 28,941,975 options have already been granted. As on June 30, 2004, the issued equity share capital of the Company was Rs.7,338,978,570 divided into 733,897,857 equity shares of Rs.10 each, subsequent to the issue of shares under ESOS, from time to time, and the public issue of equity shares (including under Green Shoe Option) in April/ May 2004.

The Board Governance & Remuneration Committee (the Committee) at its Meeting held on April 29, 2004 felt that in order to enhance employee motivation and retention and to enable employees to participate in the future growth and financial success of the Company, adequate number of options should be made available under ESOS.

In view of the above, the Committee recommended that the maximum number of equity shares of the Company that can be created, offered, issued and allotted pursuant to the options granted under ESOS should not exceed five percent of the issued equity shares of the Company, from time to time, as on the date(s) of the grant of option(s) under ESOS. The Board at its Meeting held on April 30, 2004 accepted the recommendation of the Committee and decided to seek the approval of the Members for the same.

The salient features of the ESOS are set out below:

Total number of options/shares that could be issued under ESOS: Upto five percent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of grant of option(s) to Eligible Employee [being employee/Director (including wholetime Director) of the Company, its subsidiary companies and holding company, if any].

The options which lapse/expire or are forfeited will be available for grant to Eligible Employee.

Grant Date: The date of the Meeting of the Board/Committee approving the grant of option(s).

Eligibility for grant of options:
(a)	Persons as are in the permanent employment of the Company, its subsidiary companies and its holding company, at any time, in the grade of Manager I (or its equivalent grade) and in higher grades.

(b)	Directors (including wholetime Directors) of the Company, its subsidiary companies and its holding company, at any time.

The Company does not have any holding company at present.

Vesting, requirements of vesting and maximum period of vesting: The vesting period shall commence on the expiry of one year from the Grant Date and may extend up to four years or such further or other period as the Board/Committee may determine, from the Grant Date.

The options may vest in tranches subject to the terms and conditions as may be stipulated by the Board/Committee, which may include satisfactory performance of the employees/Directors and their continued employment with the Company/its subsidiary companies/its holding company, as the case may be, unless such employment is discontinued on account of death, permanent/total disability or on retirement.

If the employee/Director (including wholetime Director) voluntarily terminates employment with the Company, the options to the extent not vested shall lapse/expire and be forfeited forthwith. However, this shall not be applicable to the employee/Director (including wholetime Director) of the Company who has resigned or who may resign from time to time to join companies, approved by the Board/Committee, that have been established or promoted or set up (whether solely or jointly with any other entity) by erstwhile ICICI Limited or the Company or its subsidiary companies or its holding company.

Exercise price: The equity shares would be issued at a market price (Exercise Price), which would be the latest available closing price on the stock exchange, which records highest trading volume in the Company’s equity shares on the date prior to the date of the Meeting of the Board/Committee at which options are granted or at such price as the Board/ Committee may determine on the date(s) of grant of option(s) in accordance with the regulations and guidelines prescribed by Securities and Exchange Board of India or other appropriate authority, from time to time.

Exercise period and process of exercise: The exercise period shall commence from the date of vesting and expire at the end of five years from the date of vesting or ten years from the Grant Date, whichever is later. The options would be exercisable by submitting the requisite application form/exercise notice to the Company or such other person as the Company may prescribe, subject to conditions for payment of Exercise Price in the manner prescribed by the Board/ Committee.

Appraisal process: The Board/Committee shall determine the eligibility criteria for the employees and the Directors (including wholetime Directors) under ESOS based on evaluation of the employees/Directors on various parameters, such as length of service, grade, performance, technical knowledge, leadership qualities, merit, contribution and conduct, future potential, etc., and such other factors as may be deemed appropriate by it.

Maximum number of options to be issued per employee and in aggregate: The maximum number of options granted to any Eligible Employee in a year will not exceed 0.05% of the issued equity shares of the Company at the time of granting of the options. The aggregate of all such options granted shall not exceed five percent of the aggregate of the number of issued equity shares of the Company, from time to time, on the date(s) of grant of option(s).

Disclosure and accounting policies: The Company shall comply with the disclosure and accounting policies prescribed by Securities and Exchange Board of India (SEBI) and any other appropriate authority, from time to time.

Method of valuation: The Company follows the intrinsic value method for computing the compensation cost, if any, for the options granted. The difference between the compensation cost so calculated and compensation cost that would have been recognised if the Company had used fair value method and its impact on the profits and earnings per share is disclosed in the Directors’ Report. The fair value is determined using the Black-Scholes model.

In terms of the provisions of Section 81(1A) and other applicable provisions, if any, of the Companies Act, 1956 and SEBI (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, approval of the Members is sought to issue equity shares, pursuant to the options granted under ESOS, not exceeding in aggregate, five percent of the number of issued equity shares of the Company, from time to time, as on the date(s) of grant of option(s) under ESOS. The Board/Committee shall have the absolute authority to vary or modify the terms of ESOS in accordance with the regulations and guidelines prescribed by SEBI or regulations that may be issued by any appropriate authority, from time to time, unless such variation, modification or alteration is detrimental to the interests of the employees/Directors (including wholetime Directors).

The Directors recommend the adoption of the Resolutions at Item Nos.16 and 17 of the Notice.

All the Directors are interested in the Resolutions at Item Nos.16 and 17 of the Notice to the extent of the benefit they may derive under ESOS.

By Order of the Board JYOTIN MEHTA General Manager & Company Secretary

Mumbai, July 23, 2004

Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051

8

Annexure

PURSUANT TO CLAUSE 49 OF THE LISTING AGREEMENT WITH THE STOCK EXCHANGES, FOLLOWING INFORMATION IS FURNISHED ABOUT THE DIRECTORS PROPOSED TO BE APPOINTED/RE-APPOINTED

1.	Mr. Uday M. Chitale was first appointed on the Board on August 21, 1997. He is a Chartered Accountant by profession and has been in practice since 1975. He is a senior partner of M.P. Chitale and Company and M.P. Chitale and Associates, Chartered Accountants. His professional expertise and experience encompasses corporate auditing and accounting, business advisory and commercial dispute resolution.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
Crossdomain Solutions Private Limited DFK Consulting Services (India) Private Limited DFK International (the Netherlands) GMR Energy Limited Indian Council for Dispute Resolution	GMR Energy Limited
Audit Committee, Chairman
ICICI Bank Limited
Audit Committee, Chairman
Fraud Monitoring Committee, Chairman
Share Transfer & Shareholders’/Investors’ Grievance
      Committee, Chairman
Risk Committee

2.	Mr. L.N. Mittal was first appointed on the Board on May 3, 2002. He holds a Bachelor’s degree in Commerce (Magna-cum-Laude). He is the Chairman of the LNM Group, one of the world’s largest producers of steel, with experience in industry and management.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
Artha Limited
Caribean Ispat Limited
Galmatias Limited
Grupo Ispat International SA de CV
Irish Ispat Limited
Iscor Limited Ispat (US) Holdings Inc.
Ispat Annaba Spa
Ispat Europe Group SA
Ispat Inland Holdings Inc.
Ispat Inland Inc.
Ispat Inland LP
Ispat International Investments SL
Ispat International Limited
Ispat International NV
Ispat Karmet JSC
Ispat Mexicana SA de CV
Ispat Sidbec Inc.
Ispat Sidex Holdings BV
Ispat Sidex SA
Ispat Tebessa Spa
LNM Capital Limited
LNM Holdings BV
LNM Holdings NV
LNM Internet Ventures Limited
Lucre Limited Nestor Limited
Nuav Limited
Pratham UK Limited
PT Ispat Indo
Tommyfield Limited
Ispat Nova Hut a.s., Chairman (Supervisory Board)
Ispat Polska Stal S.A., President (Supervisory Board)	Nil

3.	Mr. P.M. Sinha was first appointed on the Board on January 22, 2002. He holds a Bachelor’s degree in Arts. He was the Chairman of PepsiCo India Holdings Limited, President of Pepsi Foods Limited and CEO of Pepsi Beverages International for South Asia and also former Director of Hindustan Lever Limited. He is an alumnus of the Massachusetts Institute of Technology’s Sloan School of Management and has wide experience in marketing, international trade and has special knowledge and practical experience in respect of agriculture, rural economy, co-operation and small-scale industries. Currently, he is the Chairman of Bata India Limited and Agriculture and Rural Development Committee of Federation of Indian Chambers of Commerce and Industry (FICCI).

Other Directorships	Committee Memberships
Name of Company	Name of Committee
Bata India Limited, Chairman Azim Premji Foundation Indian Oil Corporation Limited Lafarge India Limited Quadra Advisory Private Limited Wipro Limited	Bata India Limited
Compensation Committee, Chairman
Audit Committee
Wipro Limited
Audit Committee
Compensation and Benefit Committee
Nomination Committee
ICICI Bank Limited
Agriculture & Small Enterprises Business Committee
Board Governance & Remuneration Committee
Business Strategy Committee

4.	Mr. S.B. Mathur was appointed as an additional Director on the Board on January 29, 2004. He holds a Bachelor’s degree in Commerce and is a Chartered Accountant and Cost Accountant (London). He joined Life Insurance Corporation of India (LlC) in 1967 and has worked in India and abroad at senior levels. At present, he is the Chairman of LlC.

Other Directorships	Committee Memberships
Name of Company	Name of Committee
Life Insurance Corporation of India, Chairman
LIC HFL Care Homes Limited, Chairman
LIC Housing Finance Limited, Chairman
LIC (International) E.C. Bahrain, Chairman
LIC (Lanka) Limited, Chairman
LIC (Mauritius) Offshore Limited, Chairman
LIC (Nepal) Limited, Chairman
Jeevan Bima Sahayog Asset Management
      Company Limited, Chairman
General Insurance Corporation of India
Kenindia Assurance Company Limited
National Commodities & Derivatives Exchange Limited
National Housing Bank
National Stock Exchange of India Limited	General Insurance Corporation of India Audit Committee, Chairman National Housing Bank Audit Committee

5.	Mr. V. Prem Watsa was appointed as an additional Director on the Board on January 29, 2004. He holds various degrees, namely, Bachelor of Technology in Chemical Engineering (IIT Madras), MBA from the University of Western Ontario and Chartered Financial Analyst. He is the Chairman & Chief Executive Officer of Fairfax Financial Holdings Limited (Fairfax), a financial services holding company. Fairfax through its subsidiaries is engaged in property, casualty and life insurance/reinsurance, investment management and insurance claims management activities.

10

Other Directorships	Committee Memberships
Name of Company	Name of Committee
Crum & Foster Holdings Corp., Chairman & CEO
Fairfax Financial Holdings Limited, Chairman & CEO
4129768 Canada Inc., Chairman
Federated Insurance Company of Canada, Chairman
Federated Life Insurance Company of Canada, Chairman
Northbridge Financial Corporation, Chairman
TIG Holdings, Inc., Chairman
1109519 Ontario Limited, President
810679 Ontario Limited, President
FFHL Share Option 1 Corp., President
The Sixty Two Investment Company Limited, President
FFHL Group Limited, Vice-President
Hamblin Watsa Investment Counsel Limited,
      Vice-President & Secretary
Commonwealth Insurance Company
Cunningham Lindsey U.S., Inc.
Hudson Insurance Company
Lindsey Morden Acquisitions
Lindsey Morden Group Inc.
Lombard General Insurance Company of Canada
Lombard Insurance Company
Markel Insurance Company of Canada
Odyssey Re Holdings Corp.
The Sixty Four Foundation
The Sixty Three Foundation
Zenith Insurance Company	ICICI Bank Limited Risk Committee

By Order of the Board JYOTIN MEHTA General Manager & Company Secretary

Mumbai, July 23, 2004

Registered Office:	Corporate Office:
Landmark	ICICI Bank Towers
Race Course Circle	Bandra-Kurla Complex
Vadodara 390 007	Mumbai 400 051